l:\secfiles\11-K\gmpsp_94\hourly.doc14

                  UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549-1004
                                      FORM 11-K


 X  ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
- ---
    ACT OF 1934


For the fiscal year ended December 31, 1994
                          -----------------


                  OR


    TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
- ---
    ACT OF 1934



For the transition period from                       to
                               ---------------------    ---------------------



Commission file number 2-88284
                       -------





                      THE GENERAL MOTORS PERSONAL SAVINGS PLAN
                   FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES
                    ---------------------------------------------
                              (Full title of the plan)



                             General Motors Corporation
                   767 Fifth Avenue, New York, New York 10153-0075
                 3044 West Grand Blvd., Detroit, Michigan 48202-3091
                 ---------------------------------------------------
                 (Name of issuer of the securities held pursuant to
                      the plan and the address of its principal
                                 executive offices)



Registrant's telephone number, including area code (313)-556-5000



          Notices and communications from the Securities and Exchange Commission relative to this report should be forwarded to:



                                            James H. Humphrey
                                            Chief Accounting Officer
                                            General Motors Corporation
                                            3044 West Grand Blvd.
                                            Detroit, Michigan  48202-3091

FINANCIAL STATEMENTS AND EXHIBIT
- --------------------------------
(a)  FINANCIAL STATEMENTS WITH SUPPLEMENTAL INFORMATION BY FUND
     AND SUPPLEMENTAL SCHEDULES                                     Page No.
     ----------------------------------------------------------     --------

     The General Motors Personal Savings Plan for
       Hourly-Rate Employees in the United States:
         Independent Auditors' Report. . . . . . . . . . . . . . .        3
         Statements of Net Assets Available for Benefits, as of
           December 31, 1994 and 1993  . . . . . . . . . . . . . .      4-5
         Statements of Changes in Net Assets Available for
           Benefits for the Years Ended December 31, 1994 and 1993      6-7
         Notes to Financial Statements . . . . . . . . . . . . . .     8-12
         Supplemental Schedules:
           Line 27a-Schedule of Assets Held for Investment
             Purposes, December 31, 1994 . . . . . . . . . . . . .       13
           Line 27d-Schedule of Reportable Transactions for the
             Year Ended December 31, 1994. . . . . . . . . . . . .       14
         Supplemental schedules not listed above are omitted because of the absence of the conditions under which they are required.

(b)  EXHIBIT
     -------

     Exhibit 23 - Independent Auditors' Consent . . . . . . . . . .      15





                                      SIGNATURE

          The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the President's Council of General Motors Corporation has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                              The General Motors Personal
                                              Savings Plan for Hourly-Rate
                                              Employees in the United States
                                              -----------------------------
                                                      (Name of Plan)


Date     June 28, 1995           By:
     -------------------


                                              s/John F. Smith, Jr.
                                              -------------------------
                                              (John F. Smith, Jr., Chairman
                                              President's Council)

INDEPENDENT AUDITORS' REPORT
- ----------------------------

The General Motors Personal Savings Plan for Hourly-Rate Employees in the United States:


We have audited the accompanying statements of net assets available for benefits of The General Motors Personal Savings Plan for Hourly-Rate Employees in the United States (the "Plan") as of December 31, 1994 and 1993, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1994 and 1993, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment purposes as of December 31, 1994 and (2) reportable transactions for the year ended December 31, 1994, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for the purpose of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of the individual funds, and is not a required part of the basic financial statements. The supplemental schedules and supplemental information by fund are the responsibility of the Plan's management. Such supplemental schedules and supplemental information by fund have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material repects when considered in relation to the basic financial statements taken as a whole.



s/DELOITTE & TOUCHE LLP
DELOITTE & TOUCHE LLP

Detroit, Michigan
June 2, 1995

                                                  THE GENERAL MOTORS PERSONAL SAVINGS PLAN
                                               FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES

                            STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH SUPPLEMENTAL INFORMATION BY FUND
                                                           AS OF DECEMBER 31, l994
                                                                     Supplemental Information by Fund
                                                 -----------------------------------------------------------------------
                                                 General Motors
                                                   Corporation                    Balanced        Equity
                                     Total        Common Stock   Income Fund        Fund        Index Fund    Loan Fund
                                 -------------   -------------  -------------  -------------   ------------  -----------
ASSETS:
Investments, at fair value (Note A):
  General Motors Common Stock:
    $1-2/3 par value*             $925,895,021    $925,895,021             $-             $-            $-            $-
    Class E, $0.10 par value        10,330,208      10,330,208              -              -             -             -
    Class H, $0.10 par value         3,814,379       3,814,379              -              -             -             -
  The General Motors Balanced
    Fund Master Trust (Note C)      12,084,432               -              -     12,084,432             -             -
  Commingled Funds - Equity
    Index Fund*                    310,684,593               -              -              -   310,684,593             -
  Common Funds - Bankers Trust
    Pyramid Directed
    Account Cash Fund               43,288,003      38,817,160         49,392      1,914,886     2,506,565             -
  Loans to participants*           233,605,074               -              -              -             -   233,605,074
                                 -------------     -----------  -------------     ----------   -----------   -----------
                                 1,539,701,710     978,856,768         49,392     13,999,318   313,191,158   233,605,074


Investments, at contract value
  (Note A):
  Investment contracts           1,530,414,830               -  1,530,414,830              -             -             -
Accrued Investment Income              242,337         197,305         12,853          7,464        24,715             -
                                 -------------     -----------  -------------     ----------   -----------   -----------
    Total assets                 3,070,358,877     979,054,073  1,530,477,075     14,006,782   313,215,873   233,605,074

LIABILITIES:
  Due to broker for securities
    purchased                       14,680,315      14,680,315              -              -             -             -
                                 -------------     -----------  -------------     ----------   -----------   -----------
NET ASSETS AVAILABLE FOR
  BENEFITS                      $3,055,678,562    $964,373,758 $1,530,477,075    $14,006,782  $313,215,873  $233,605,074
                                 =============     ===========  =============     ==========   ===========   ===========

*Represents 5% or more of net assets available for benefits.

Reference should be made to the Notes to Financial Statements.

                                                  THE GENERAL MOTORS PERSONAL SAVINGS PLAN
                                               FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES

                            STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH SUPPLEMENTAL INFORMATION BY FUND
                                                           AS OF DECEMBER 31, l993
                                                                     Supplemental Information by Fund
                                                 -----------------------------------------------------------------------
                                                                                   U.S.
                                                 General Motors                 Government
                                                   Corporation                   Savings          Equity
                                     Total        Common Stock   Income Fund    Bonds Fund      Index Fund    Loan Fund
                                 -------------   -------------  -------------- -------------  -------------  -----------
ASSETS:
Investments, at fair value (Note A):
  General Motors Common Stock:
    $1-2/3 par value*             $751,776,470    $751,776,470              $-            $-            $-            $-
    Class E, $0.10 par value         8,460,907       8,460,907               -             -             -             -
    Class H, $0.10 par value         4,564,870       4,564,870               -             -             -             -
  United States Government
    Savings Bonds                   18,364,259               -               -    18,364,259             -             -
  Commingled Funds - Equity
    Index Fund*                    272,873,408               -               -             -   272,873,408             -
  Common Funds - Bankers Trust
    Pyramid Directed
    Account Cash Fund               20,974,196      15,876,011         108,155       130,343     4,859,687             -
  Loans to Participants*           178,798,019               -               -             -             -   178,798,019
                                 -------------     -----------   -------------    ----------   -----------   -----------
                                 1,255,812,129     780,678,258         108,155    18,494,602   277,733,095   178,798,019

Investments, at contract value (Note A):
  Investment contracts           1,483,210,221               -   1,483,210,221             -             -             -
                                 -------------     -----------   -------------    ----------   -----------   -----------
    Total assets                 2,739,022,350     780,678,258   1,483,318,376    18,494,602   277,733,095   178,798,019

LIABILITIES:
  Loans Outstanding                  4,127,097       4,127,097               -             -             -             -

TRANSFERS RECEIVABLE (PAYABLE)
  BETWEEN INVESTMENT OPTIONS....             -       8,579,229     (8,321,132)             -     (258,097)             -
                                 -------------     -----------   -------------    ----------   -----------   -----------
NET ASSETS AVAILABLE FOR
  BENEFITS......................$2,734,895,253    $785,130,390  $1,474,997,244   $18,494,602  $277,474,998  $178,798,019
                                 =============     ===========   =============    ==========   ===========   ===========

*Represents 5% or more of net assets available for benefits.

Reference should be made to the Notes to Financial Statements.

                                                  THE GENERAL MOTORS PERSONAL SAVINGS PLAN
                                               FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES

                      STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH SUPPLEMENTAL INFORMATION BY FUND
                                                    FOR THE YEAR ENDED DECEMBER 31, 1994

                                                                         Supplemental Information by Fund
                                                ---------------------------------------------------------------------------------
- ----
                                                                                U.S.
                                                General Motors                            Government
                                                  Corporation               Savings Bonds                 Balanced
Equity
                                     Total       Common Stock  Income Fund      Fund          Fund     Index Fund Loan Fund
                                 -------------  -------------  -----------  -------------               -----------        ------
- ----                            ---------
ADDITIONS TO NET ASSETS
ATTRIBUTED TO:
  Investment income:
    Net (depreciation)
      appreciation in fair value
      of investments            ($215,530,806)($210,895,365)             $-    $141,543          $-  ($4,776,984)         $-
    Dividends                       22,689,241    14,247,275              -           -           -     8,441,966          -
    Interest                       112,722,807       783,371    100,423,915           -      20,272         9,883 11,485,366
    Net investment income from
      The General Motors Balanced
      Fund Master Trust (Note C)        68,047             -              -           -      68,047             -          -
                                 -------------   -----------  -------------  ---------- -----------   ----------------------
                                  (80,050,711) (195,864,719)    100,423,915     141,543      88,319     3,674,865 11,485,366
                                 -------------   -----------  -------------  ---------- -----------   ----------------------

  Contributions:
    Employer                           720,400       720,400              -           -           -             -          -
    Participants'                  517,494,576   103,213,180    315,017,767           -   4,728,035    94,535,594          -
                                 -------------   -----------  -------------  ---------- -----------   ----------------------
                                   518,214,976   103,933,580    315,017,767           -   4,728,035    94,535,594          -
                                 -------------   -----------  -------------  ---------- -----------   ----------------------
    Total additions (deductions)   438,164,265  (91,931,139)    415,441,682     141,543   4,816,354    98,210,459 11,485,366

DEDUCTIONS FROM NET ASSETS
  ATTRIBUTED TO DISTRIBUTIONS
  TO PARTICIPANTS                (117,380,956)  (27,796,885)   (76,340,237)   (127,061)   (194,258)   (8,596,440)(4,326,075)

TRANSFERS BETWEEN INVESTMENT
  OPTIONS                                    -   298,971,392  (283,621,614)(18,509,084)   9,384,686  (53,873,144) 47,647,764
                                 -------------   -----------  -------------  ---------- -----------   ----------------------

NET INCREASE (DECREASE)            320,783,309   179,243,368     55,479,831(18,494,602)  14,006,782    35,740,875 54,807,055

NET ASSETS AVAILABLE FOR
  BENEFITS:
  Beginning of year              2,734,895,253   785,130,390  1,474,997,244  18,494,602           -   277,474,998178,798,019
                                 -------------   -----------  -------------  ---------- -----------   ----------------------
  End of year                   $3,055,678,562  $964,373,758$1,530,477,075           $- $14,006,782  $313,215,873$233,605,074
                                 =============   ===========  =============  ========== ===========   ======================
Reference should be made to the Notes to Financial Statements.

                                                  THE GENERAL MOTORS PERSONAL SAVINGS PLAN
                                               FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES

                      STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH SUPPLEMENTAL INFORMATION BY FUND
                                                    FOR THE YEAR ENDED DECEMBER 31, 1993

                                                                     Supplemental Information by Fund
                                                 -----------------------------------------------------------------------
                                                                                   U.S.
                                                 General Motors                 Government
                                                   Corporation                 Savings Bonds      Equity
                                     Total        Common Stock    Income Fund      Fund         Index Fund    Loan Fund
                                 -------------   -------------   ------------- -------------   -----------   -----------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
  Investment income:
    Net appreciation in fair value
      of investments              $376,065,565    $359,786,185              $-    $1,050,596   $15,228,784            $-
    Dividends                       18,642,495      12,433,692               -             -     6,208,803             -
    Interest                       102,801,519         167,448      93,173,038         6,048        71,679     9,383,306
                                 -------------     -----------   -------------    ----------    ----------   -----------

                                   497,509,579     372,387,325      93,173,038     1,056,644    21,509,266     9,383,306

  Contributions - Participants'    333,505,084      63,631,509     212,312,445     2,643,536    54,917,594             -
                                 -------------     -----------   -------------    ----------    ----------   -----------

    Total additions                831,014,663     436,018,834     305,485,483     3,700,180    76,426,860     9,383,306

DEDUCTIONS FROM NET ASSETS
  ATTRIBUTED TO DISTRIBUTIONS
  TO PARTICIPANTS                (111,944,132)    (29,858,669)    (68,457,792)     (916,700)   (6,562,144)   (6,148,827)

TRANSFERS BETWEEN INVESTMENT
  OPTIONS                                    -   (205,077,317)     141,393,978             -    38,465,802    25,217,537
                                 -------------     -----------   -------------    ----------   -----------   -----------

NET INCREASE                       719,070,531     201,082,848     378,421,669     2,783,480   108,330,518    28,452,016

NET ASSETS AVAILABLE FOR
  BENEFITS:
  Beginning of year              2,015,824,722     584,047,542   1,096,575,575    15,711,122   169,144,480   150,346,003
                                 -------------     -----------   -------------    ----------   -----------   -----------

  End of year                   $2,734,895,253    $785,130,390  $1,474,997,244   $18,494,602  $277,474,998  $178,798,019
                                 =============     ===========   =============    ==========   ===========   ===========

Reference should be made to the Notes to Financial Statements.


                      THE GENERAL MOTORS PERSONAL SAVINGS PLAN
                   FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES

                            NOTES TO FINANCIAL STATEMENTS
                       YEARS ENDED DECEMBER 31, 1994 AND 1993

A.  THE PLAN

  GENERAL - General Motors Corporation (the "Corporation") and certain unions established The General Motors Personal Savings Plan for Hourly-Rate Employees in the United States (the "Plan"), a defined contribution plan, effective December 30, 1983. Hourly employees of the Corporation, hired under a competitive hire agreement, adopted the Plan with certain modifications effective January 1, 1994. Generally, eligible hourly-rate employees may participate and accumulate savings under the Plan on the first day of the first pay period next following the attainment of seniority, as defined in the Plan. The Finance Committee of the Corporation's Board of Directors acts as the Plan fiduciary and, along with various officers, employees and committees, with authority delegated from the Plan fiduciary, controls and manages the operation and administration of the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The following brief description of the Plan is provided for general informational purposes only. Participants should refer to the Plan document and prospectus for a complete description of the Plan's provisions.

  PARTICIPANT CONTRIBUTIONS - An eligible participant employed by the Corporation (an "Eligible Employee") may elect to make pre-tax contributions, in 1% increments, up to 18% of eligible weekly earnings as defined in the Plan up to the maximum IRS 401(k) Limit ($9,240). In addition, an Eligible Employee may elect to contribute up to 100% of his or her profit sharing distribution from The General Motors Profit Sharing Plan for Hourly-Rate Employees to his or her account in the Plan. Profit sharing amounts contributed to the Plan on behalf of an Eligible Employee are invested in the same investment option(s) as selected by the participant for weekly contributions to the Plan. Employee contributions vest immediately.

  EMPLOYER CONTRIBUTIONS - For certain employees hired on or after January 1, 1994, the Corporation contributes an amount equal to 8% of eligible weekly earnings to such participants' accounts in the form of the Corporation's $1-2/3 par value common stock. Such participants must be in the Plan for at least three years to be vested in assets acquired with employer contributions, at which time such assets may be transferred by the participant to other available investment options.

  INVESTMENT OPTIONS - The participants must direct, in 10% increments, how their contributions are to be invested. A description of each investment option offered under the Plan follows:

  GENERAL MOTORS CORPORATION COMMON STOCK - Under this investment option, contributions are invested by the Trustee in General Motors common stock, $1-2/3 par value. The return on investment will be determined by the market price of the General Motors common stock and by the amount of any dividends paid thereon.

  Investments in General Motors Class E common stock and Class H common stock resulted from assets transferred to the Plan from the General Motors Employee Stock Ownership Plan for Hourly-Rate Employees in the United States which terminated on March 31, 1989, and from certain stock dividends declared by the Corporation's Board of Directors and the reinvestment of any related earnings thereon.

  Each participant directs the Trustee how to vote common stock shares allocated to his or her account. The Trustee will not exercise voting rights with respect to those shares for which a direction has not been received by the required deadline.

                                                  THE GENERAL MOTORS PERSONAL SAVINGS PLAN
                                               FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES

  INCOME FUND - Funds are invested in investment contracts issued by insurance companies.  The issuing companies have agreed to provide this fund with a net fixed or floating contract interest rate that is to be earned over a specified period and payment of principal and interest upon participant initiated withdrawals and/or transfers of assets.

  The annual rates of return, maturity dates, issuing company and investment contract balances at December 31, 1994 and 1993, respectively, are as follows:
                                                Value as         Value as
Annual Rate   Maturity                             of               of
 of Return      Date      Issuing Company       12/31/94         12/31/93
- -----------  ----------  -----------------    --------------   --------------
Variable     N/A           Metropolitan Life*$200,109,725**              $-
Variable     N/A           Metropolitan Life*   99,781,198                -
Variable     N/A           New York Life*    200,060,274**                -
   6.32%     12/31/97      Principal Mutual  243,358,720**    431,897,389**
   7.14%     12/31/96      Metropolitan Life 216,898,627**    254,845,059**
   8.76%     12/31/95      Metropolitan Life 171,559,345**    179,554,239**
   6.39%     12/31/97      New York Life       132,244,963    138,182,728**
   7.51%     12/31/96      New York Life       130,929,682      134,858,021
   8.93%     12/31/95      New York Life        58,282,920       59,568,883
   6.39%     12/31/97      New York Life        77,189,376       80,273,951
   8.57%     12/31/93      Prudential Ins. Co.           -    152,658,042**
   9.19%     12/31/93      Provident National            -       51,371,909
                                             -------------    -------------
Total                                       $1,530,414,830   $1,483,210,221
                                             =============    =============
 *Individual Separate Account.
** Represents 5% or more of net assets available for benefits.

  UNITED STATES GOVERNMENT SAVINGS BONDS - Prior to January 1, 1994, contributions were invested in Series EE United States
  Government Savings Bonds.  Effective January 1, 1994, the United States Government Savings Bonds investment option was no longer offered as an investment option.

  EQUITY INDEX FUND - Under this investment option, contributions are invested in a portfolio of common stocks managed by an investment manager.  The investment manager maintains a portfolio which is designed to match the performance of the Standard &
  Poor's 500 Index.  This Index is a broad-based index of large companies which operate in a wide variety of industries and market sectors and which represent over two-thirds of the market capitalization of all publicly traded common stocks in the
  United States.

  Assets invested in the Equity Index Fund are expressed in terms of units.  The number of units credited to a participant's account will be determined by the amount of pre-tax contributions and the current value of each unit in the Equity Index Fund.
  The following summarizes the Fund's number of units and the current value of each unit for the specified periods ended:

                                           Number           Current Value
                                          of Units           of Each Unit
                                       --------------       -------------
  At December 31, 1993                 1,223,921.9914          $222.95
  At December 31, 1994                 1,376,050.1062           225.78

  BALANCED FUND - Under this investment option, initially made available to Plan participants on April 1, 1994, contributions are invested in equity and fixed income investments selected from opportunities available in the entire global capital market, including large and small capitalization common stocks, investment grade bonds and commingled trust funds.  Investments may also include non-investment grade bonds, convertible securities, real estate, emerging market investments, and venture capital, and may be issued by U.S. or non-U.S. issuers.

                                                                    - 9 -

                                                  THE GENERAL MOTORS PERSONAL SAVINGS PLAN
                                               FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES

  Assets invested in the Balanced Fund are expressed in terms of units and are valued in the same manner as noted above for the
  Equity Index Fund.  The following summarizes the Fund's number of units and the current value of each unit for the specified periods ended.

                                           Number           Current Value
                                          of Units           of Each Unit
                                        -----------         -------------
  At December 31, 1994                   118,976.3907          $101.57

  LOAN FUND - Once each year, Eligible Employees may borrow from their plan accounts.  The amount and term of the loans are limited under the Plan.  The loan interest rate will be established once each quarter at a rate equal to the prevailing prime lending rate as of the last business day of the previous quarter.  Interest paid on the loans is credited back to the borrowing employee's account in the Plan.  Loans not repaid within the maximum loan term are deemed to be distributions from participants' accounts.

  TRANSFER OF FUNDS - Generally, each participant is entitled one time each month to transfer a specified portion or all of his or her interest in any of the investment options to other options offered under the Plan.

  PARTICIPANT WITHDRAWALS - A participant may withdraw funds in their account at any time after attaining age 59-1/2, or prior to age 59-1/2, because of termination of employment, death, total and permanent disability, or financial hardship.  Prior to receiving a withdrawal for financial hardship, a participant previously must have taken all available asset distributions, withdrawals, and loans under all applicable plans maintained by the Corporation.  The amount that may be withdrawn for a financial hardship is limited as defined in the Plan.  The funds that represent a hardship distribution must conform to conditions required by the Internal Revenue Service.  A participant who receives a hardship distribution shall have his or her contributions to the Plan suspended for 12 months following the distribution as required by law.

  Withdrawals payable to participants included in net assets available for benefits were $0 and $6,589,368 at December 31, 1994 and 1993, respectively.

  LINE OF CREDIT - Loans outstanding at December 31, 1993 represent draws on a $37,500,000 line of credit with NationsBank N.C.,
  N.A.  The line of credit was terminated on December 31, 1994.  All administrative costs and interest associated with the line of credit were paid by the Corporation.

B.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  The significant accounting policies followed in the preparation of the accompanying financial statements are as follows:

  o      The financial statements of the Plan are prepared under the accrual method of accounting.

  o      Investments are stated at fair value, except for investment contracts, which are stated at contract value.  Fair values are calculated by reference to published market quotations, where available; where not available, various bases, including cost, are used in determining estimates of fair values.  Contract value represents contributions made under the investment contracts, plus interest, less withdrawals or administrative expenses charged by the issuer of the contract.

  o      Security transactions are recorded on the trade date.

  o      Investment income is recognized as earned based on the terms of the investments and the periods during which the investments are owned by the Plan.

                                                                   - 10 -

                                                  THE GENERAL MOTORS PERSONAL SAVINGS PLAN
                                               FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES

  o    Certain costs of Plan administration are paid by the Corporation.

C.  THE GENERAL MOTORS BALANCED FUND MASTER TRUST

  Investments in the Balanced Fund are held in The General Motors Balanced Fund Master Trust (the "Master Trust") established by the Corporation in 1994.  The Master Trust contains an account for each of the three investment managers and a contribution/distribution account.

  The Master Trust permits commingling of the assets of more than one employee benefit plan sponsored by the Corporation for investment and administrative purposes.  Each of the plans participating in the Master Trust has an undivided interest in the net assets of the Master Trust.  As of December 31, 1994, the Plan had approximately a 21% interest in the Master Trust.  The net asset value of the Master Trust is calculated on a semi-monthly basis and is allocated to each participating plan based on the Plan's interest in the Master Trust, as compared with the total interest in the Master Trust of all the participating plans.

  The assets of the Master Trust at December 31, 1994 are summarized as follows:

            Equity investments                             $8,144,644
            Fixed income investments                          995,945
            Commingled trust funds:
               Pooled corporate obligations                13,305,365
               Pooled common stock                         15,750,831
               Pooled multi-asset portfolio                19,319,190
            Short-term investments and other assets, net      916,607
                                                          -----------
            Total                                         $58,432,582
                                                          ===========

  The Master Trust's total investment return for the year ended December 31, 1994 is summarized as follows:

            Interest                                         $110,702
            Dividends                                         319,227
            Commingled trust funds                            346,745
            Net depreciation in fair value of investments   (868,385)
                                                          -----------
            Total Investment Return                         ($91,711)
                                                          ===========

D.  TERMINATION OF THE PLAN

  Although it has not expressed any intent to do so, the Corporation has the right to terminate the Plan subject to the provisions of ERISA.  Such termination of the Plan, if any, would not affect a participant's interest in assets already in the
  Plan.

E.  FEDERAL INCOME TAXES

  In March 1991, the Plan was determined by the Internal Revenue Service (the "IRS") to be a tax-qualified employee benefit plan, meeting the requirements of Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (the "Code"), and the
  Trust established thereunder was determined to be exempt from United States Federal income taxes under Section 501(a) of the
  Code.  The Plan has been amended since the effective date included in the determination by the IRS.  In December 1994, the amended Plan was submitted for another IRS determination which is currently pending.  The Plan's fiduciary and tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the Code.


                                                                   - 11 -

                                                  THE GENERAL MOTORS PERSONAL SAVINGS PLAN
                                               FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES

F.  SUBSEQUENT EVENTS

  The following modifications have been made to the Plan effective January 1, 1995:

  o  Participant accounts will be valued daily rather than semi-monthly on a unit basis.

  o  Assets may be transferred among any of the investment options and on any business day.

  o  A new investment option, "Mutual Funds," has been added to the existing investment options, which offers many individual mutual funds.

  o  Separate master trusts were established for investments in the Corporation's common stocks, the Equity Index Fund, and the
   Income Fund.  Such master trusts permit commingling of the assets of more than one employee benefit plan sponsored by the
   Corporation for investment and administrative purposes.

  o  The specified annual interest rate for assets invested in the Income Fund will be determined quarterly instead of monthly.

  o  Account balance statements will be furnished four times per year instead of the previous two times per year.

  o  The Corporation's common stock investments will be converted to unitized company stock funds.


                                                                 * * * * * *



































                                                                   - 12 -

                                     THE GENERAL MOTORS PERSONAL SAVINGS PLAN
                               FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES

                      Line 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                                 DECEMBER 31, 1994


                                                                    Current
        Description of Investment                    Cost            Value
- ---------------------------------------------   --------------   -------------
General Motors Common Stock*:
  $1-2/3 Par Value (21,850,030 Shares)           $931,142,532    $925,895,021
                                                --------------  --------------
  Class E, $0.10 Par Value (266,586 Shares)         1,466,651      10,330,208
                                                --------------  --------------
  Class H, $0.10 Par Value (108,788 Shares)         1,961,383       3,814,379
                                                --------------  --------------

Investment Contracts:
  Issuing Company        Contract       Rate
  -----------------    -----------    -------
  Metropolitan Life          12835      7.14%      216,898,627     216,898,627
  Metropolitan Life          12014      8.76       171,559,345     171,559,345
  Metropolitan Life**        13653    Variable     200,109,725     200,109,725
  Metropolitan Life**        13635    Variable      99,781,198      99,781,198
  New York Life**          GAO6867    Variable     200,060,274     200,060,274
  New York Life            GA06363      7.51       130,929,682     130,929,682
  New York Life            GA05999      8.93        58,282,920      58,282,920
  New York Life         GA6363-002      6.39        77,189,376      77,189,376
  New York Life         GA6363-003      6.39       132,244,963     132,244,963
  Principal Mutual        GA4-5451      6.32       243,358,720     243,358,720
                                                --------------  --------------
                                                 1,530,414,830   1,530,414,830
                                                --------------  --------------

  The General Motors Balanced Fund Master Trust     12,035,140      12,084,432
                                                --------------  --------------

  Commingled Funds - Equity Index Fund             305,888,960     310,684,593
                                                --------------  --------------

  Common Funds - Bankers Trust Pyramid
    Directed Account Cash Fund*                     43,288,003      43,288,003
                                                --------------  --------------

  Loans to Participants*                           233,605,074     233,605,074
                                                --------------  --------------

Total Investments                               $3,059,802,573  $3,070,116,540
                                                ==============  ==============


 *Party-in-Interest
**Individual Separate Account

















                                       - 13 -

                                                  THE GENERAL MOTORS PERSONAL SAVINGS PLAN
                                               FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES

                                                Line 27d-SCHEDULE OF REPORTABLE TRANSACTIONS
                                                    FOR THE YEAR ENDED DECEMBER 31, 1994
                                                            Purchases                   Sales
                                                            ---------    ---------------------------------------
Identity of                                                  Purchase     Sales        Original       Net Gain
Party/Broker         Description of Asset                     Price       Price          Cost           (Loss)
- ------------         --------------------------------       ---------    -------     ------------   ------------
                                                       SERIES REPORTABLE TRANSACTIONS
                                                       ------------------------------

*Bankers Trust       General Motors Common Stock,
                     $1-2/3 par value
                     (125 purchases, 77 sales)           $622,646,458 $229,749,807   $208,694,700   $21,055,107

Wells Fargo Bank     Equity Index Fund
                     (5 sales)                                      -  331,069,689    300,837,384    30,232,305

New York Life        Investment Contract No. 6867
  Insurance Co.      (63 purchases)                       229,880,012            -              -             -

Principal Mutual     Investment Contract No. GA-4-5451
                     6.32% (28 sales)                               -  208,570,261    208,570,261             -

Prudential
  Insurance Co.      Investment Contract No. 5590-212
                     8.57% (2 sales)                                -  152,623,648    152,623,648             -

Metropolitan
  Life Insurance Co. Investment Contract No. 13653
                     (63 purchases)                       229,929,463            -              -             -

*Bankers Trust       Bankers Trust Pyramid Directed
                     Account Cash Fund (479 purchases,
                     347 sales)                         1,194,694,3911,174,098,751  1,174,098,751             -

                                                       SINGLE REPORTABLE TRANSACTIONS
                                                       ------------------------------

*Bankers Trust       Bankers Trust Pyramid Directed
                     Account Cash Fund                    430,771,904  430,770,537    430,770,537             -

Wells Fargo Bank     Equity Index Fund                              -  307,571,261    279,513,382    28,057,879

State Street
  Bank               Equity Index Fund                    307,571,319            -              -             -

*Party-in-Interest.

                                        - 14